UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, May 22th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re.: Acquisition of Stocks issued by the Company for Resale or Cancellation

Dear Sirs,

The Board of Directors of this Bank, in a meeting held on this date, according to the Paragraph 6th of Article 6th of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1st and 2nd of Article 30 of the Law 6,404/76 and the CVM (Brazilian Securities Commission) Instructions 10, 268 and 390 as of February 14th, 1980, November 13th, 1997 and July 8th, 2003, respectively, the Board members resolved:

I) to authorize the Board of Executive Officers of this Company to acquire up to 10,000,000 registered book-entry stock, with no par value, comprising 5,000,000 common stock and 5,000,000 preferred stock, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock, being incumbency of the Board of Executive Officers to determine the opportunity and the number of stocks to be effectively acquired, within the limits authorized and the validity term of this resolution.

For the purposes of Article 8th of CVM Instruction 10, as of February 14th, 1980, it is specified that:

a) the objective of the present authorization is the application of resources available for Investment, resulting from the “Profits Reserve - Statutory Reserve” account;

b) it is valid for the period of 6 (six) months, from May 24th, 2006 to November 24th, 2006 as well;

c) according to the dispositions of Article 5th of CVM Instruction 10, the Bank has 640,193,805 outstanding stocks, comprising of 176,394,554 common stocks and 463,799,251 preferred stocks;

d) the acquiring process of these stocks will be undertaken at market price and be intermediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with head office at Avenida Ipiranga, 282, 13th floor, Consolação, São Paulo, SP.

II) in the event of cancellation of such purchased stocks, the Board of Directors will be responsible for submitting such cancellation for the approval of the General Stockholders’ Meeting, without decreasing the Capital Stock;

III) to register that in relation to the authorization granted to the Board of Executive Officers, during the meeting of this Body # 1,119, as of November 22th, 2005, it was verified that until May 19th, 2006, 572,300 registered book-entry stocks, with no par value, from which 541,900 are common stocks and 30,400 are preferred, from which 30,000 preferred stocks were cancelled by proposal of the Board of Directors presented on the Special Stockholder’s Meeting as of March 27th, 2006.

Sincerely,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.